Exhibit 99.1

Daqo New Energy Announces Unaudited Third Quarter 2026 Financial Results

Shanghai, China—October 27, 2026—Daqo New Energy Corp. (NYSE: DQ) ("Daqo New Energy," the "Company" or "we"), a leading manufacturer of high-purity polysilicon for the global solar PV industry, today announced its unaudited financial results for the third quarter ended September 30, 2026.

Third Quarter 2026 Financial and Operating Highlights

•	Aggregate of cash, short-term investments, bank notes receivable, held-to-maturity investments and fixed-term bank deposit balance was $2.06 billion at the end of Q3 2026, compared to $1.92 billion at the end of Q2 2026

•	Polysilicon production volume was 53,469 MT in Q3 2026, compared to 43,675 MT in Q2 2026

•	Polysilicon sales volume was 46,910 MT in Q3 2026, compared to 15,190 MT in Q2 2026

•	Polysilicon average total production cost(1) was $5.37/kg in Q3 2026, compared to $5.95/kg in Q2 2026

•	Polysilicon average cash cost(1) was $4.23/kg in Q3 2026, compared to $4.57/kg in Q2 2026

•	Polysilicon average selling price (ASP) was $4.12/kg in Q3 2026, compared to $4.04/kg in Q2 2026

•	Revenue was $194.2 million in Q3 2026, compared to $62.7 million in Q2 2026

•	Gross loss was $60.6 million in Q3 2026, compared to $82.7 million in Q2 2026; gross margin was negative 31.2% in Q3 2026, compared to negative 132.0% in Q2 2026

•	Net loss attributable to Daqo New Energy Corp. shareholders was $52.9 million in Q3 2026, compared to $81.2 million in Q2 2026; loss per basic American Depositary Share (ADS)(3) was $0.78 in Q3 2026, compared to $1.20 in Q2 2026

•	Adjusted net loss (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders was $52.9 million in Q3 2026, compared to $81.2 million in Q2 2026

•	Adjusted loss per basic ADS(3) (non-GAAP)(2) was $0.78 in Q3 2026, compared to $1.20 in Q2 2026; EBITDA (non-GAAP)(2) was negative $9.2 million in Q3 2026, compared to negative $29.3 million in Q2 2026; EBITDA margin (non-GAAP)(2) was negative 4.7% in Q3 2026, compared to negative 46.8% in Q2 2026

	Three months ended
US$ millions except as indicated otherwise	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
Revenues	194.2	62.7	244.6
Gross (loss) profit	(60.6)	(82.7)	9.7
Gross margin	(31.2)%	(132.0)%	3.9%
Loss from operations	(78.6)	(98.1)	(20.3)
Net loss attributable to Daqo New Energy Corp. shareholders	(52.9)	(81.2)	(14.9)
Loss per basic ADS(3) ($ per ADS)	(0.78)	(1.20)	(0.22)
Adjusted net (loss) profit (non-GAAP)(2) attributable to Daqo New Energy Corp. shareholders	(52.9)	(81.2)	3.7
Adjusted (loss) earnings per basic ADS(3) (non-GAAP)(2) ($ per ADS)	(0.78)	(1.20)	0.05
EBITDA (non-GAAP)(2)	(9.2)	(29.3)	45.8
EBITDA margin (non-GAAP)(2)	(4.7)%	(46.8)%	18.7%
Polysilicon sales volume (MT)	46,910	15,190	42,406
Polysilicon average total production cost ($/kg)(1)	5.37	5.95	6.38
Polysilicon average cash cost (excl. dep'n) ($/kg)(1)	4.23	4.57	4.54

Notes:

(1)	Production cost and cash cost only refer to production in our polysilicon facilities. Production cost is calculated by the inventoriable costs relating to production of polysilicon divided by the production volume in the period indicated. Cash cost is calculated by the inventoriable costs relating to production of polysilicon excluding depreciation cost and non-cash share-based compensation cost, divided by the production volume in the period indicated.

(2)	Daqo New Energy provides EBITDA, EBITDA margins, adjusted net (loss)/profit attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per basic ADS on a non-GAAP basis to provide supplemental information regarding its financial performance. For more information on these non-GAAP financial measures, please see the section captioned "Use of Non-GAAP Financial Measures" and the tables captioned "Reconciliation of non-GAAP financial measures to comparable US GAAP measures" set forth at the end of this press release.

(3)	ADS means American Depositary Share. One (1) ADS represents five (5) ordinary shares.

Management Remarks

Mr. Xiang Xu, CEO of Daqo New Energy, commented, "Supported by continued anti-involution policies, including price enforcement, the polysilicon sector bottomed out and rebounded in Q3, with polysilicon prices gradually recovering towards cost levels. However, downstream players continued to hold polysilicon inventories and largely limited their purchases to immediate operational needs, keeping overall sector trading volumes low. Against this backdrop, we delivered a substantial increase in Q3 shipment volumes, driving strong sequential revenue growth and narrowing losses. Our financial position remained sound, with a robust balance sheet and zero debt throughout the period. As of September 30, 2026, we held cash, cash equivalents and restricted cash of $546.5 million, short-term investments of $267.3 million, bank notes receivable of $161.5 million, held-to-maturity investments of $51.6 million, and a fixed term bank deposit balance of $1.0 billion. Together, these readily convertible assets totaled $2.06 billion, up from $1.92 billion at the end of Q2, providing a strong financial foundation and strategic flexibility to navigate the current market environment."

"Operationally, our nameplate capacity utilization rate was approximately 70% during the period. Total production volume at our two polysilicon facilities was 53,469 MT, exceeding our guidance range of 40,000 MT to 45,000 MT. Sales volume rose sharply from 15,190 MT in Q2 to 46,910 MT in Q3, following our shift in June from a wait-and-see stance to a more market-oriented sales and pricing strategy. We believe this increase also reflects greater customer confidence in our product quality and continued preference for our products. Our average selling price increased by 2.0% sequentially to $4.12/kg, although the increase lagged the broader market recovery because Q3 shipments fulfilled orders signed before late July. On the cost side, average total production cost and average cash cost fell by 9.7% and 7.4% sequentially, respectively, reaching new record lows of $5.37/kg and $4.23/kg, respectively, reflecting our continued improvements in manufacturing efficiency and cost control."

"In light of the current market dynamics, we expect total polysilicon production volume in Q4 2026 to be approximately 35,000 MT to 45,000 MT. For the full year of 2026, we expect production volume to be in the range of 175,000 MT to 185,000 MT."

"Anti-involution efforts across the solar PV sector continued during Q3. The State Administration for Market Regulation (SAMR) released price compliance guidance targeting the solar PV sector on July 31, followed in August by an industry initiative against below-cost sales that we co-signed. Against this backdrop, polysilicon manufacturers halted below-cost sales, and N-type polysilicon prices rebounded from a trough of RMB 30.5-33/kg in Q2 to approximately RMB 40-43/kg by the end of Q3. On September 3, the National Development and Reform Commission (NDRC) and the SAMR jointly issued the Notice on Matters Concerning Cost Accounting for Low-Price Disordered Competition in Key Industrial Products, establishing a firmer regulatory basis for polysilicon pricing. Despite these policy tailwinds, elevated industry inventories and weak near-term demand continue to make the operating environment challenging. In response, we are taking a disciplined approach and evaluating a reduction in our near-term utilization rate to better align our production with market demand and support the orderly destocking of polysilicon inventories. This approach is consistent with our commitment to the long-term, healthy development of the solar industry."

"We are also diversifying beyond our core polysilicon business to reduce our exposure to solar PV cyclicality by targeting the fast-growing AI data center (AIDC) power infrastructure market. On June 3, 2026, we announced an investment agreement to establish a manufacturing base for the R&D, manufacturing, and sale of next-generation energy solutions and related equipment for AIDCs, including energy storage systems, solid-state transformers, and solid-state circuit breakers. These technologies support the AIDC industry's transition to high-voltage direct current architecture, such as the 800V DC standard advanced by Nvidia and other leading AI infrastructure providers. The platform is anchored by Daqo Group, an affiliated entity under common beneficial ownership with Daqo New Energy Corp., which brings over 40 years of power equipment manufacturing expertise, established technology, experienced talent, and deep customer relationships to help accelerate our entry into this segment. We view AIDC power infrastructure as a structural growth opportunity that complements our core business and has the potential to broaden our earnings base. Drawing on our track record of navigating multiple polysilicon cycles, we intend to pursue this expansion in a disciplined manner while preserving our balance sheet strength."

"Despite the challenging market environment, the solar PV industry retains compelling long-term growth prospects. Growing vulnerabilities in global energy markets have heightened concerns about national energy security, underscoring the important role that solar PV and other renewable energy sources can play. As one of the world's lowest-cost producers of high-quality N-type polysilicon, supported by a robust balance sheet and zero debt, we remain optimistic about the sector and are well positioned to capitalize on the anticipated broader market recovery and long-term growth opportunities. We will continue to sharpen our competitive edge by advancing high-efficiency N-type technology and using digital transformation and AI adoption to optimize costs. As the world accelerates its transition to clean energy, we are confident in our ability to play a leading role in that transition."

Outlook and guidance

The Company expects to produce approximately 35,000 MT to 45,000 MT of polysilicon during the fourth quarter of 2026. The Company expects to produce approximately 175,000 MT to 185,000 MT of polysilicon for the full year of 2026, inclusive of the impact of the Company's annual facility maintenance.

This outlook reflects Daqo New Energy's current and preliminary view as of the date of this press release and is subject to change. The Company's ability to achieve these projections is subject to risks and uncertainties. See "Safe Harbor Statement" at the end of this press release.

Third Quarter 2026 Results

Revenues

Revenues were $194.2 million, compared to $62.7 million in the second quarter of 2026 and $244.6 million in the third quarter of 2025. The sequential increase was primarily driven by higher sales volumes, as the Company resumed normal sales activities in June following its adoption of a more market-oriented sales and pricing strategy.

Gross (loss) profit

Gross loss was $60.6 million, compared to a gross loss of $82.7 million in the second quarter of 2026 and a gross profit of $9.7 million in the third quarter of 2025. Gross margin was negative 31.2%, compared to negative 132.0% in the second quarter of 2026 and positive 3.9% in the third quarter of 2025. The sequential improvement in gross margin reflected higher selling prices, lower production costs and lower inventory impairment provisions. Inventory impairment provisions totaled $30.9 million in the third quarter of 2026, down from $55.7 million in the second quarter of 2026.

Selling, general and administrative expenses

Selling, general and administrative (SG&A) expenses were $16.3 million, compared to $15.8 million in the second quarter of 2026 and $32.3 million in the third quarter of 2025. The sequential increase was primarily attributable to higher sales volume. The year-over-year decrease was primarily because the Company recognized $18.6 million in non-cash share-based compensation related to its share incentive plans in the third quarter of 2025, while it did not have this item in the same period 2026.

Research and development expenses

Research and development (R&D) expenses were $2.7 million, compared to $1.6 million in the second quarter of 2026 and $0.6 million in the third quarter of 2025. The increase was primarily due to R&D of next-generation energy solutions for AIDCs. R&D expenses can vary from period to period and reflect R&D activities that take place during the quarter.

Loss from operations and operating margin

As a result of the foregoing, loss from operations was $78.6 million, compared to $98.1 million in the second quarter of 2026 and $20.3 million in the third quarter of 2025.

Operating margin was negative 40.5%, compared to negative 156.5% in the second quarter of 2026 and negative 8.3% in the third quarter of 2025.

Net loss attributable to Daqo New Energy Corp. shareholders and loss per ADS

As a result of the foregoing, net loss attributable to Daqo New Energy Corp. shareholders was $52.9 million, compared to $81.2 million in the second quarter of 2026 and $14.9 million in the third quarter of 2025.

Loss per basic ADS was $0.78, compared to $1.20 in the second quarter of 2026 and $0.22 in the third quarter of 2025.

Adjusted net (loss) profit (non-GAAP) attributable to Daqo New Energy Corp. shareholders and adjusted (loss) earnings per ADS (non-GAAP)

Adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders, excluding non-cash share-based compensation costs, was $52.9 million, compared to adjusted net loss (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $81.2 million in the second quarter of 2026 and adjusted net profit (non-GAAP) attributable to Daqo New Energy Corp. shareholders of $3.7 million in the third quarter of 2025.

Adjusted loss per basic ADS was $0.78, compared to adjusted loss per basic ADS of $1.20 in the second quarter of 2026 and adjusted earnings per basic ADS of $0.05 in the third quarter of 2025.

EBITDA

EBITDA (non-GAAP) was negative $9.2 million, compared to negative $29.3 million in the second quarter of 2026 and $45.8 million in the third quarter of 2025. EBITDA margin (non-GAAP) was negative 4.7%, compared to negative 46.8% in the second quarter of 2026 and 18.7% in the third quarter of 2025.

Financial Condition

As of September 30, 2026, the Company had $546.5 million in cash, cash equivalents and restricted cash, compared to $555.3 million as of June 30, 2026 and $551.6 million as of September 30, 2025. Short-term investments were $267.3 million, compared to $250.0 million as of June 30, 2026 and $431.3 million as of September 30, 2025. Notes receivable, representing bank notes maturing within six months, were $161.5 million, compared to $71.7 million as of June 30, 2026 and $157.0 million as of September 30, 2025. Held-to-maturity investments were $51.6 million, compared to $51.0 million as of June 30, 2026 and nil as of September 30, 2025. Fixed term deposit due within one year was $964.9 million, compared to $928.9 million as of June 30, 2026 and $1,034.5 million as of September 30, 2025.

Cash Flows

For the nine months ended September 30, 2026, net cash used in operating activities was $215.0 million, compared to $50.0 million in the same period of 2025.

For the nine months ended September 30, 2026, net cash used in investing activities was $235.4 million, compared to $448.9 million in the same period of 2025. The net cash used in investing activities in 2026 was primarily attributable to the purchase of short-term investments and fixed term deposits, net of redemptions, as well as purchases of property, plant and equipment.

For the nine months ended September 30, 2026, net cash used in financing activities was $7.8 million, compared to $32.0 thousand in the same period of 2025. The net cash used in financing activities in 2026 was primarily related to $7.8 million in share repurchases made by the Company's subsidiary, Xinjiang Daqo, from its minority shareholders.

Use of Non-GAAP Financial Measures

To supplement Daqo New Energy's consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("US GAAP"), the Company uses certain non-GAAP financial measures that are adjusted for certain items from the most directly comparable GAAP measures including earnings before interest, taxes, depreciation and amortization ("EBITDA") and EBITDA margin; adjusted net (loss)/profit attributable to Daqo New Energy Corp. shareholders and adjusted (loss)/earnings per basic and diluted ADS. Our management believes that each of these non-GAAP measures is useful to investors, enabling them to better assess changes in key elements of the Company's results of operations across different reporting periods on a consistent basis, independent of certain items as described below. Thus, our management believes that, used in conjunction with US GAAP financial measures, these non-GAAP financial measures provide investors with meaningful supplemental information to assess the Company's operating results in a manner that is focused on its ongoing, core operating performance. Our management uses these non-GAAP measures internally to assess the business, its financial performance, current and historical results, as well as for strategic decision-making and forecasting future results. Given our management's use of these non-GAAP measures, the Company believes these measures are important to investors in understanding the Company's operating results as seen through the eyes of our management. These non-GAAP measures are not prepared in accordance with US GAAP or intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with US GAAP; the non-GAAP measures should be reviewed together with the US GAAP measures, and may be different from non-GAAP measures used by other companies.

The Company uses EBITDA, which represents earnings before interest, taxes, depreciation and amortization, and EBITDA margin, which represents the proportion of EBITDA in revenues. Adjusted net (loss)/profit attributable to Daqo New Energy Corp. shareholders and adjusted earnings per basic and diluted ADS exclude costs related to share-based compensation. Share-based compensation is a non-cash expense that varies from period to period. As a result, our management excludes this item from our internal operating forecasts and models. Our management believes that this adjustment for share-based compensation provides investors with a basis to measure the Company's core performance, including compared with the performance of other companies, without the period-to-period variability created by share-based compensation.

A reconciliation of non-GAAP financial measures to comparable US GAAP measures is presented later in this document.

Conference Call

The Company will hold a conference call to discuss the financial results at 8:00 AM U.S. Eastern Time on Tuesday, October 27, 2026 (8:00 PM Beijing / Hong Kong time on the same day).

Dial-in details for the earnings conference call are as follows:

Participant dial in (U.S./Canada toll free): +1-888-346-8982

Participant international dial in: +1-412-902-4272

Chinese Mainland toll free: 4001-201203

Please dial in 10 minutes before the call is scheduled to begin and ask to join the Daqo New Energy call.

Webcast link:

https://app.webinar.net/Wn3ENJxzB8q

A replay of the call will be available 1 hour after the conclusion of the conference call through November 3, 2026. Dial in details for the replay are as follows:

U.S./Canada toll free: +1-855-669-9658

International toll: +1-412-317-0088

Replay access code: 2856109

To access the replay through an international dial-in number, please visit the link below.

https://services.choruscall.com/ccforms/replay.html

Participants will be asked to provide their name and company name upon joining the call.

About Daqo New Energy Corp.

Daqo New Energy Corp. (NYSE: DQ) ("Daqo" or the "Company") is a leading manufacturer of high-purity polysilicon for the global solar PV industry. Founded in 2007, the Company manufactures and sells high-purity polysilicon to photovoltaic product manufacturers, who further process the polysilicon into ingots, wafers, cells and modules for solar power solutions. The Company has a total polysilicon nameplate capacity of 305,000 metric tons and is one of the world's lowest cost producers of high-purity polysilicon.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "guidance" and similar statements. Among other things, the outlook for the fourth quarter and the full year of 2026 and quotations from management in these announcements, as well as Daqo New Energy's strategic and operational plans, contain forward-looking statements. The Company may also make written or oral forward-looking statements in its reports filed or furnished to the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, all of which are difficult or impossible to predict accurately and many of which are beyond the Company's control. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the demand for photovoltaic products and the development of photovoltaic technologies; global supply and demand for polysilicon; alternative technologies in cell manufacturing; the Company's ability to significantly expand its polysilicon production capacity and output; the reduction in or elimination of government subsidies and economic incentives for solar energy applications; the Company's ability to lower its production costs; and changes in political and regulatory environment. Further information regarding these and other risks is included in the reports or documents the Company has filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release is as of the date hereof, and the Company undertakes no duty to update such information or any forward-looking statement, except as required under applicable law.

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Operations

(US dollars in thousands, except ADS and per ADS data)

	Three months ended			Nine months ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Revenues	194,153	62,657	244,601	283,531	443,704
Cost of revenues	(254,729)	(145,366)	(234,949)	(566,182)	(596,994)
Gross (loss) profit	(60,576)	(82,709)	9,652	(282,651)	(153,290)
Operating expenses
Selling, general and administrative expenses	(16,266)	(15,834)	(32,287)	(44,261)	(99,493)
Research and development expenses	(2,720)	(1,550)	(559)	(5,053)	(1,862)
Other operating income	931	2,017	2,890	4,449	5,300
Total operating expenses	(18,055)	(15,367)	(29,956)	(44,865)	(96,055)
Loss from operations	(78,631)	(98,076)	(20,304)	(327,516)	(249,345)
Interest income, net	951	2,405	2,944	5,872	7,207
Foreign exchange (loss) gain	(8)	(6)	3	(16)	28
Investment income	5,051	4,844	5,471	14,884	18,399
Loss before income taxes	(72,637)	(90,833)	(11,886)	(306,776)	(223,711)
Income tax (expense) benefit	(465)	(21,540)	(2,958)	(361)	17,488
Net loss	(73,102)	(112,373)	(14,844)	(307,137)	(206,223)
Net (loss) income attributable to non-controlling interest	(20,250)	(31,220)	74	(84,762)	(42,988)
Net loss attributable to Daqo New Energy Corp. shareholders	(52,852)	(81,153)	(14,918)	(222,375)	(163,235)

Loss per ADS
Basic	(0.78)	(1.20)	(0.22)	(3.29)	(2.43)
Diluted	(0.78)	(1.20)	(0.22)	(3.29)	(2.43)

Weighted average ADS outstanding
Basic	67,666,301	67,666,301	67,547,032	67,666,301	67,245,022
Diluted	67,666,301	67,666,301	67,547,032	67,666,301	67,245,022

Daqo New Energy Corp.

Unaudited Condensed Consolidated Balance Sheets

(US dollars in thousands)

	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025
ASSETS:
Current Assets:
Cash, cash equivalents and restricted cash	546,481	555,322	551,564
Short-term investments	267,309	249,984	431,341
Accounts and notes receivable	161,555	72,015	156,994
Inventories	392,142	363,458	121,437
Fixed term deposit within one year	964,916	928,855	1,034,472
Other current assets	358,916	364,788	317,988
Held-to-Maturity Investments	51,604	50,965	-
Total current assets	2,742,923	2,585,387	2,613,796
Property, plant and equipment, net	3,376,333	3,391,283	3,409,878
Prepaid land use right	169,018	159,117	154,163
Fixed term deposit over one year	67,040	65,952	33,944
Other non-current assets	140,220	139,331	130,443
TOTAL ASSETS	6,495,534	6,341,070	6,342,224

Current liabilities:
Accounts payable and notes payable	188,680	130,576	83,259
Advances from customers - short term portion	140,090	43,168	24,221
Payables for purchases of property, plant and equipment	216,353	233,025	312,170
Other current liabilities	59,433	38,257	42,695
Total current liabilities	604,556	445,026	462,345
Advance from customers - long term portion	15,317	14,127	16,916
Other non-current liabilities	18,907	18,843	18,084
TOTAL LIABILITIES	638,780	477,996	497,345

EQUITY:
Total Daqo New Energy Corp.'s shareholders' equity	4,370,262	4,373,947	4,353,992
Non-controlling interest	1,486,492	1,489,127	1,490,887
Total equity	5,856,754	5,863,074	5,844,879
TOTAL LIABILITIES & EQUITY	6,495,534	6,341,070	6,342,224

Daqo New Energy Corp.

Unaudited Condensed Consolidated Statements of Cash Flows

(US dollars in thousands)

	For the nine months ended September 30,
	2026	2025
Operating Activities:
Net loss	(307,137)	(206,223)
Adjustments to reconcile net income to net cash provided by operating activities	298,391	354,862
Changes in operating assets and liabilities	(206,292)	(198,655)
Net cash used in operating activities	(215,038)	(50,016)

Investing activities:
Purchases of property, plant and equipment	(85,184)	(120,304)
Purchases of land use right	(8,766)	-
Purchase of short-term investments and fixed term deposits	(1,367,746)	(3,388,145)
Redemption of short-term investments and fixed term deposits	1,226,370	3,059,570
Investment in an affiliate	(43)	-
Net cash used in investing activities	(235,369)	(448,879)

Financing activities:
Net cash used in financing activities	(7,790)	(32)

Effect of exchange rate changes	24,386	12,142
Net decrease in cash, cash equivalents and restricted cash	(433,811)	(486,785)
Cash, cash equivalents and restricted cash at the beginning of the year	980,292	1,038,349
Cash, cash equivalents and restricted cash at the end of the period	546,481	551,564

Daqo New Energy Corp.

Reconciliation of non-GAAP financial measures to comparable US GAAP measures

(US dollars in thousands)

	Three months ended			Nine months ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net loss	(73,102)	(112,373)	(14,844)	(307,137)	(206,223)
Income tax expense (benefit)	465	21,540	2,958	361	(17,488)
Interest income, net	(951)	(2,405)	(2,944)	(5,872)	(7,207)
Depreciation & Amortization	64,367	63,899	60,595	190,971	180,093
EBITDA (non-GAAP)	(9,221)	(29,339)	45,765	(121,677)	(50,825)
EBITDA margin (non-GAAP)	(4.7)%	(46.8)%	18.7%	(42.9)%	(11.5)%

	Three months ended			Nine months ended
	Sep. 30, 2026	Jun. 30, 2026	Sep. 30, 2025	Sep. 30, 2026	Sep. 30, 2025
Net loss attributable to Daqo New Energy Corp. shareholders	(52,852)	(81,153)	(14,918)	(222,375)	(163,235)
Share-based compensation	-	-	18,605	-	55,817
Adjusted net (loss) profit (non-GAAP) attributable to Daqo New Energy Corp. shareholders	(52,852)	(81,153)	3,687	(222,375)	(107,418)
Adjusted (loss) profit per basic ADS (non-GAAP)	(0.78)	(1.20)	0.05	(3.29)	(1.60)
Adjusted (loss) profit per diluted ADS (non-GAAP)	(0.78)	(1.20)	0.05	(3.29)	(1.60)

For additional information, please contact:

Daqo New Energy Corp.

Investor Relations

Email: ir@daqo.com

Christensen

Mr. Christian Arnell

Phone: +852-2117-0861

Email: christian.arnell@christensencomms.com